FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities)

Name of Listed Issuer:	Symbol(s):
IM Cannabis Corp. (the "Issuer").	IMCC

Date:  July 9, 2021

Is this an updating or amending Notice: Yes X No

If yes provide date(s) of prior Notices:  ________________________.

Issued and Outstanding Securities of Issuer Prior to Issuance: 57,083,034 common shares

Pricing

Date of news release announcing proposed issuance:  April 1, 2021 or

Date of confidential request for price protection: N/A

Closing Market Price on Day Preceding the news release: $8.86 or

Day preceding request for price protection: __________________

Closing

Number of securities to be issued: 10,073,436 common shares

Issued and outstanding securities following issuance: 67,156,470 common shares

Instructions:

1. For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2. Complete Table 1A - Summary for all purchasers, excluding those identified in Item 8.

3. Complete Table 1B - Related Persons only for Related Persons

4. If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5. An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 - Notice of Proposed Transaction

6. Post the completed Form 9 to the CSE website in accordance with Policy 6 - Distributions.  In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 1

Part 1. Private Placement

Table 1A - Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B - Related Persons

Full Name &Municipality of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1. Total amount of funds to be raised: N/A

2. Provide full details of the use of the proceeds.  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material.  N/A

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 2

3. Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: N/A

4. If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities. N/A

5. Description of securities to be issued:

(a) Class  N/A

(b) Number N/A

(c) Price per security N/A

(d) Voting rights N/A

6. Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a) Number N/A

(b) Number of securities eligible to be purchased on exercise of warrants (or options)  N/A

(c) Exercise price N/A

(d)  Expiry date N/A

7. Provide the following information if debt securities are to be issued:

(a) Aggregate principal amount N/A

(b)  Maturity date N/A

(c)  Interest rate N/A

(d)  Conversion terms N/A

(e)  Default provisions N/A

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 3

(b) Cash N/A

(c) Securities N/A

(d) Other N/A

(e) Expiry date of any options, warrants etc. N/A

(f) Exercise price of any options, warrants etc. N/A

9. State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship

N/A

10. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

11. State whether the private placement will result in a change of control.

N/A

12. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.

N/A

13. Each purchaser has been advised of the applicable securities legislation restricted or seasoning period.  All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

N/A

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 4

Part 2. Acquisition

1. Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable).  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:  The Issuer acquired MYM Nutraceuticals Inc. ("MYM") pursuant to an arrangement agreement (the "Arrangement Agreement") dated March 31, 2021 among the Issuer, MYM and the Issuer's wholly-owned subsidiary Trichome Financial Corp. (the "Transaction").  MYM is a Canadian cultivator, processor, and distributor of premium cannabis via its two wholly owned subsidiaries - SublimeCulture Inc., in Laval, QC and Highland Grow Inc., in Antigonish, NS. The Transaction will further enhance the Issuer's distribution capabilities, fast-track its entrance into new markets and results in additional opportunities to export premium cannabis products to Israel and Germany. Pursuant to the Transaction, shareholders of MYM received 0.022 common shares of the Issuer for each common share of MYM (the "Consideration").

2. Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: Pursuant to the Arrangement Agreement, the Issuer acquired MYM by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia).  The Transaction required the approval of: (i) two-thirds of the votes cast by shareholders of MYM; and (ii) 50%+1 of the MYM shareholders, excluding interested persons in accordance with Multilateral Instrument 61-101, in each case at a special meeting of shareholders of MYM that took place on July 5, 2021. MYM's directors and officers and Biome Grow Inc., which collectively held approximately 43% of the outstanding common shares of MYM, have each entered into lock-up agreements restricting the resale of the common shares of the Issuer acquired by such individuals upon closing of the Transaction to a staggered 1/6 release per month of such shares for a period of 6 months.

3. Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a) Total aggregate consideration in Canadian dollars: N/A

(b) Cash: N/A

(c) Securities (including options, warrants etc.) and dollar value: 10,073,436 common shares, 19,800 replacement options to purchase common shares, 608,400 replacement warrants to purchase common shares and 103,064 lender warrants to purchase common shares.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 5

(d) Other: N/A

(e) Expiry date of options, warrants, etc. if any: (i) Replacement options to purchase 19,800 common shares of the Issuer with expiry dates ranging from February 11, 2022 to September 27, 2022; (ii) replacement warrants to purchase 608,400 common shares of the Issuer with exercise dates ranging from January 11, 2022 to December 19, 2022; and (iii) lender warrants to purchase 103,064 common shares of the Issuer with an expiry date of July 9, 2024.

(f) Exercise price of options, warrants, etc. if any: (i) Replacement options at an exercise price of $34.55 per common share; (ii) replacement warrants with exercise prices ranging from $6.25 to $32.27 per common share; and (iii) lender warrants with an exercise price of $7.51.

(g) Work commitments: N/A

4. State how the purchase or sale price was determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc).

Arm's length negotiation.

5. Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A

6. The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)
MYM Shareholders	9,002,532 common shares	$6.26	N/A	NI 45-106, s.2.11	Unknown	Arm's length
1909203 Ontario Inc.	1,021,102 common shares	$5.32	N/A	NI 45-106, s.2.14	0	Arm's length

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 6

1909203 Ontario Inc.	103,064 common share purchase warrants	N/A	$7.51	NI 45-106, s.2.14	0	Arm's length
Desjardins Capital Markets Inc.	49,802 common shares	$6.26	N/A	NI 45-106, s.2.14	Unknown	Arm's length

(1) Indicate if Related Person

7. Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Customary representations and warranties in the Arrangement Agreement and management's financial and legal due diligence.

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):

In connection with transaction advisory services, Desjardins Capital Markets Inc.  received 49,802 common shares of the Issuer.

(b) Cash N/A

(c) Securities 49,802 common shares

(d) Other N/A

(e) Expiry date of any options, warrants etc. N/A

(f) Exercise price of any options, warrants etc. N/A

9. State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A

10. If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 7

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2. As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3. the Issuer has obtained the express written consent of each applicable individual to:

(a) the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b) the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5. All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated	July 13, 2021
Oren Shuster
Name of Director or Senior Officer

“Oren Shuster”
Signature

Chief Executive Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 8

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, "CSE or the "Exchange") collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

• To determine whether an individual is suitable to be associated with a Listed Issuer;

• To determine whether an issuer is suitable for listing;

• To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

• To conduct enforcement proceedings;

• To ensure compliance with Exchange Requirements and applicable securities legislation; and

• To fulfil the Exchange's obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street - 9th Floor, Toronto, ON, M5J 2W4.

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